Exhibit 16(b)(ii)

EXECUTION VERSION

EL PUERTO DE LIVERPOOL, S.A.B. DE C.V.

December 22, 2024

Norse Holdings, Inc.

c/o Nordstrom, Inc.

1617 Sixth Avenue,

Seattle, Washington 98101
Phone: (206) 628-2111
Attention: Erik Nordstrom

Re:	Equity Financing Commitment

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, modified or supplemented from time to time, the “Merger Agreement”), by and among Norse Holdings, Inc., a Delaware corporation (“Parent”), Navy Acquisition Co. Inc., a Washington corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and Nordstrom, Inc., a Washington corporation (the “Company”), pursuant to which Merger Sub will merge with and into the Company, with the Company being the surviving corporation, on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”). Capitalized terms used and not defined herein but defined in the Merger Agreement shall have the meanings ascribed to them in the Merger Agreement. This letter is being delivered by El Puerto de Liverpool, S.A.B. de C.V. (the “Investor”) to Parent in connection with the execution of the Merger Agreement.

1. Commitment. This letter confirms the commitment of the Investor, subject to the conditions set forth herein, to directly or indirectly purchase (or cause an assignee permitted by the terms of Section 4(a) to directly or indirectly purchase) common equity securities (or other securities consistent with the communications and materials referred to in Section 5.7(d) of the Merger Agreement) of Parent at the Closing for an aggregate amount in cash of $1,712,000,000 (the “Commitment”), solely for the purposes of, and solely as necessary for, enabling Parent, directly or indirectly, to fund, together with the proceeds of the Debt Financing and Company Cash on Hand of at least the Company Cash Amount, (a) the Aggregate Merger Consideration pursuant to Section 3.1 of the Merger Agreement, and (b) pay the other Funding Obligations, in each case, in connection with the Merger and pursuant to and in accordance with the Merger Agreement.

2. Conditions. The obligation of the Investor (together with its permitted assigns) to fund its Commitment in accordance with the terms of this letter is subject to (a) the satisfaction or waiver by Parent of all of the conditions to Parent’s obligation to effect the Closing set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), (b) the prior or substantially simultaneous funding of the Debt Financing or the Debt Financing would be funded substantially simultaneously with the funding of the Equity Financing if the Equity Financing is funded, in each case in an amount that would result in gross proceeds of at least the Funded Debt Amount, and (c) the substantially simultaneous consummation of the Closing if the Commitment were funded. The amount to be funded under this letter may be reduced on the Closing Date in an amount specified by the Investor and agreed to by Parent solely to the extent that, notwithstanding such reduction, Parent and Merger Sub will consummate the transactions contemplated by the Merger Agreement in accordance with the terms thereof. Notwithstanding the prior sentence, the amount of the Commitment may not be reduced in a manner that would impair, delay or prevent the consummation of the transactions contemplated by the Merger Agreement. All payments hereunder shall be made in lawful money of the United States, in immediately available funds.

3. Termination. The Investor’s obligation to fund the Commitment will terminate automatically and immediately upon the earliest to occur of (a) the consummation of the Closing (but only if the Aggregate Merger Consideration pursuant to Section 3.1 of the Merger Agreement, and the other Funding Obligations, in each case, in connection with the Merger and pursuant to and in accordance with the Merger Agreement shall have been funded in full in connection therewith), (b) the valid termination of the Merger Agreement pursuant to its terms, and (c) the commencement of any Action by the Company or any of its controlled Affiliates or any director of the Company in his or her capacity as such (other than any director that is also a Parent Party) against any Non-Recourse Party (as defined below) in connection with this letter, the Limited Guaranty, the Merger Agreement or any of the transactions expressly provided hereby or thereby (including in respect of any oral representations made or alleged to be made in connection therewith), in each case other than any Action (i) against the Investor (or its permitted assigns) under Section 4(a), Section 4(b), or Section 6 of this letter, (ii) against Parent or Merger Sub under the Merger Agreement, (iii) against the Investor (or its permitted assigns) under the Limited Guaranty, (iv) against any party to a Rollover and Support Agreement (or its permitted assigns) under such Rollover and Support Agreement, (v) against the Family Guarantors (or their permitted assigns) under the Family Limited Guaranty, (vi) against any party to a Confidentiality Agreement (or its permitted assigns) under such Confidentiality Agreement, or (vii) against any party (or its permitted assigns) to that certain amended and restated letter agreement, dated as of December 22, 2024, by and among the Company and the Buyer Group party thereto (“Buyer Group Disbandment Letter”), or that certain letter agreement, dated as of December 22, 2024, by and among the Company and the Family Guarantors party thereto (together, the “Disbandment Letters”) under such Disbandment Letters. Sections 8, 9 and 10 of this letter shall remain in full force and effect, notwithstanding any termination of this letter.

4. Assignment; Amendments and Waivers; Entire Agreement.

(a) The rights and obligations under this letter may not be assigned by any party hereto without the prior written consent of the other parties hereto and the Company, and any attempted assignment without such consent shall be null and void and of no force or effect. The Company shall be an express and intended third-party beneficiary of this Section 4(a), may grant consent hereunder in its sole discretion, and shall be entitled to specifically enforce its rights hereunder, including by obtaining an injunction, or other appropriate form of specific performance or equitable relief, to prevent any attempted assignment without its consent. Notwithstanding the foregoing, without requiring any such consent, Investor may assign all or a portion of its obligations to fund its Commitment to one or more Affiliates, so long as such assignment would not reasonably be expected to (i) prevent, impair or delay the consummation of the transactions contemplated by the Merger Agreement and by the Financing Commitments and the funding in full of the Commitment or (ii) require any additional consents, approvals or regulatory filings, the failure of which would prevent, impair or delay the consummation of the transactions contemplated by the Merger Agreement and by the Financing Commitments and the funding in full of the Commitment; provided, however, that any such permitted assignment shall not relieve the Investor of any of its obligations under this letter (including its obligation to fund its Commitment hereunder), except to the extent performed by such Affiliate. Following any valid assignment by the Investor of its obligations hereunder pursuant to the immediately preceding sentence, the Investor will provide Parent and the Company with written notice of such assignment. Upon any permitted assignment pursuant to this Section 4(a), such assignee shall be deemed to have given the representations and warranties set forth in Section 7 of this letter as of the time of such assignment.

(b) This letter may not be amended, and no provision hereof may be waived or modified, except by an instrument signed by each of the parties hereto and the Company. Any attempted amendment, waiver or modification of this letter that is not done in compliance with the previous sentence shall be null and void and of no force or effect. The Company shall be an express and intended third-party beneficiary of this Section 4(b) and shall be entitled to specifically enforce its rights hereunder, including by obtaining an injunction, or other appropriate form of specific performance or equitable relief, to prevent any attempted amendment, waiver or modification not done in compliance with this section.

(c) Together with the Merger Agreement and the other Transaction Documents to which Investor is a party, and the other agreements and instruments contemplated hereby or thereby, this letter constitutes the entire agreement of the parties hereto and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. The Investor acknowledges that the Company is entering into the Merger Agreement in reliance on the agreements of the Investor in this letter and that an Intentional Breach of this letter by the Investor shall constitute an Intentional Breach of Parent under the Merger Agreement, and the Company shall be entitled to all remedies against Parent and Merger Sub available at law or in equity in accordance with, and subject to the limitations set forth in, the Merger Agreement.

5. No Third Party Beneficiaries. Except to the extent expressly set forth in Sections 4(a), 4(b), 6(a), 6(b) and 8, this letter shall be binding solely on, and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns, and nothing set forth in this letter shall be construed to confer upon or give to any Person, other than the parties hereto and their respective successors and permitted assigns, any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the Commitment or any provisions of this letter.

6. Limited Recourse; Enforcement; Limited Guaranty.

(a) Notwithstanding anything that may be expressed or implied in this letter or any document or instrument delivered contemporaneously herewith, Parent, by its acceptance of the benefits of the Commitment provided herein, covenants, agrees and acknowledges that no Person other than the Investor and its successors and permitted assigns and Parent shall have any obligation, liability or commitment of any nature (whether known or unknown, whether due or to become due, absolute, contingent or otherwise) hereunder or in connection with the transactions contemplated hereby and that, notwithstanding that the Investor or any of its successors and permitted assigns or Parent may be a partnership, limited liability company, private limited company or other type of entity, it has no right of recovery against and no recourse hereunder or under any documents or instruments delivered in connection herewith, or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, this letter, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith or therewith against, and no personal liability whatsoever shall attach to, be imposed upon or otherwise be incurred by, the former, current or future equity holders, controlling persons, directors, officers, employees, agents, Affiliates (other than any assignee permitted under Section 4 hereof or under Section 6 of the Limited Guaranty or under the Family Limited Guaranty), members, managers or general or limited partners of any of the Investor or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, Affiliate (other than any assignee permitted under Section 4 hereof or under Section 6 of the Limited Guaranty or under the Family Limited Guaranty), financing sources or agent of any of the foregoing and their successors or assigns (collectively, but not including the Investor, Parent and Merger Sub, and their respective successors and permitted assigns, each a “Non-Recourse Party”), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being agreed and acknowledged that no liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Party for any obligations of the Investor or any of its successors or permitted assigns or Parent under this letter or any documents or instrument delivered in connection herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith or for any claim (whether at law or equity or in tort, contract or otherwise) based on, in respect of, or by reason of such obligations or their creation, provided that this sentence shall not in any respect limit the Company’s rights to assert any Retained Claim (as defined in the Guaranties) against the Person specifically identified with respect to such Retained Claim, nor shall it limit the liability or obligations of such Person under such Retained Claim, which liability shall be subject to the limitations applicable to the corresponding Retained Claim. For the avoidance of doubt, this Equity Commitment Letter shall not restrict, nor shall it be terminated upon or otherwise be impaired by, the Company’s rights to bring any Action against the Family Group, the Family Guarantors or their respective successors and permitted assigns, including, without limitation, under the Family Limited Guaranty, the Rollover and Support Agreement to which the Family Group is a party, and the Family Confidentiality Agreement. The Non-Recourse Parties are hereby made intended third party beneficiaries of this Section 6(a) and may rely on and enforce the provisions of this Section 6(a).

(b) Parent shall be entitled to specifically enforce the obligations of Investor to satisfy the Commitment when all of the conditions to funding the Commitment set forth in this letter have been satisfied or waived or would be satisfied if the Commitment were funded. Subject to the succeeding sentence, this letter may only be enforced by Parent, and nothing set forth in this letter shall be construed to confer upon or give to the Company or any other Person (including, without limitation, Parent’s and the Company’s direct and indirect creditors), any rights to enforce the Commitment or to cause Parent to enforce the Commitment. Notwithstanding the foregoing or anything to the contrary herein, the Company is an express and intended third party beneficiary of Parent’s rights under this letter and shall be entitled to specifically enforce the obligations of Investor to fund the Commitment against Investor to the full extent hereof when all of the conditions to funding the Commitment set forth in this letter have been satisfied or waived or would be satisfied if the Commitment were funded in connection with the exercise of its rights under and in accordance with Section 9.12 of the Merger Agreement, and, in connection therewith, the Company shall have the right to obtain an injunction, or other appropriate form of specific performance or equitable relief, to cause Parent to cause, or to directly cause, Investor to fund, directly or indirectly, the Commitment as, and only to the extent permitted by, this letter. The exercise by Parent or the Company of any right to enforce this letter does not give rise to any other remedies, monetary or otherwise, such remedies being limited, as described in Section 6(c) hereof, to those provided under the Limited Guaranty. The Investor acknowledges and agrees that (i) Parent is delivering a copy of this letter to the Company and the Company is relying on the third-party beneficiary rights, representations, warranties, obligations and commitments of the Investor hereunder in connection with the Company’s decision to enter into the Merger Agreement and consummate the transactions contemplated thereby and (ii) the enforcement rights under this Section 6(b) and Sections 4(a) and 4(b) are an integral part of the transactions contemplated by the Merger Agreement and without those rights, the Company would not have entered into the Merger Agreement. Each of the Investor and Parent agree that (x) it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the Company has an adequate remedy at law, including the availability of the Parent Termination Fee, damages in the event an Intentional Breach of the Merger Agreement, or any other remedies under the Merger Agreement, or that any award of specific performance is not an appropriate remedy for any reason at law or in equity, and (y) the Company shall not be required to show proof of actual damages or provide any bond or other security in connection with seeking specific performance under this Section 6(b).

(c) Concurrently with the execution and delivery of this letter, (i) the Investor is executing and delivering to the Company a Limited Guaranty (as amended from time to time, the “Limited Guaranty”) relating to certain of Parent’s obligations under the Merger Agreement and (ii) certain other persons (the “Family Guarantors”) are executing and delivering to the Company a Limited Guaranty (as amended from time to time, the “Family Limited Guaranty” and collectively with the Limited Guaranty, the “Guaranties”) relating to certain of Parent’s obligations under the Merger Agreement. The Company’s remedies pursuant to the Retained Claims shall, and are intended to, be the sole and exclusive direct or indirect remedies available to the Company and its Affiliates against the Investor and the Non-Recourse Parties for any liability, loss, damages or recovery of any kind (including consequential, indirect or punitive damages, and whether at law, in equity or otherwise) arising under or in connection with any liabilities or obligations arising under, or in connection with, the Merger Agreement or the Rollover and Support Agreement (whether willfully, intentionally, unintentionally or otherwise) or of the failure of the Merger to be consummated or otherwise in connection with the transactions contemplated hereby and thereby or in respect of any oral representations made or alleged to be made in connection herewith or therewith, including without limitation in the event Parent (1) breaches its obligations under the Merger Agreement, whether or not such breach is caused by the Investor’s breach of its obligations under this letter or (2) enforces its rights under the Merger Agreement. While the Company may pursue both (i) a grant of specific performance or other injunctive relief to cause the Closing to occur or for a determination that the Merger Agreement has not been validly terminated and (ii) a claim for the payment or contribution of amounts under the Limited Guaranty, in no event shall the Investor have any obligation to make any payment hereunder at any time after the Investor (or its assignees), in its capacity as guarantor under the Limited Guaranty, shall have made full payment or contribution of either Reverse Termination Fee or Intentional Breach damages required to be paid or contributed under the Limited Guaranty after the Company has presented a claim for payment thereof and, if a claim for specific performance or other injunctive relief is pending (or the Company has indicated it will pursue a claim for specific performance or injunctive relief), the Company has actually demanded payment thereof to be made prior to resolution of the claim for specific performance or other injunctive relief and has not conditioned the requirement to make such payment on the claim for specific performance or other injunctive relief being unsuccessful.

7. Representations and Warranties. The Investor hereby represents and warrants, solely with respect to itself and not any other Person, that:

(a) it is duly organized and validly existing under the Laws of the jurisdiction of its organization and has all necessary power and authority to execute, deliver and perform its obligations under this letter and the Investor Financing Commitments (as defined below);

(b) the execution, delivery and performance of this letter and the Investor Financing Commitments, and the consummation of the Investor Financing (as defined below), have been duly and validly authorized by all necessary action and do not (i) contravene any provision of the Investor’s charter, bylaws (estatutos sociales), partnership agreement, operating agreement or similar organizational documents, (ii) conflict with or violate any applicable Law, regulation, rule, decree, order, or judgment or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancellation of any contractual restriction applicable to the Investor, its Subsidiaries or their respective assets or properties;

(c) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this letter and the Investor Financing Commitments by the Investor, and the consummation of the Investor Financing, have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this letter or the Investor Financing Commitments or the consummation of the Investor Financing;

(d) this letter has been duly and validly executed and delivered by it and, assuming due and valid authorization, execution and delivery of this letter by the other parties hereto, this letter constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with the letter’s terms, except as may be limited by: (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting creditors’ rights generally, and (ii) general equitable principles (whether considered in a proceeding in equity or at law); and

(e) (i) it has and will have through the earlier of the valid termination of this letter and the full funding of the Commitment the financial capacity to pay the full amount of the Commitment and perform all of its obligations under this letter, (ii) it has available unrestricted cash on hand or available firm financing commitments (the “Investor Financing Commitments”), true, correct and complete copies of which have been made available to the Company, to pay the full amount of the Commitment and fulfill its obligations under this letter, (iii) there are no conditions precedent or other contingencies to obtaining the full net proceeds of the financing under the Investor Financing Commitments (the “Investor Financing”) except as expressly set forth therein, and (iv) it will have unrestricted cash on hand available to pay the full amount of the Commitment and fulfill its obligations under this letter at the Closing.

8. Confidentiality. This letter shall be treated as confidential and is being provided to Parent solely in connection with the Merger Agreement. This letter may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of the Investor; provided that no such written consent shall be required for any disclosure of the existence or terms of this letter to the parties to the Merger Agreement or their Representatives with a need to know in connection with the transactions contemplated by the Merger Agreement, to the extent required by applicable Law or the applicable rules of any national securities exchange, to the Rating Agencies, in connection with the Company’s and Parent’s filings with the SEC relating to the transactions contemplated by the Merger Agreement, or if required in connection with any required filing or notice with any Governmental Authority relating to the transactions contemplated by the Merger Agreement. The Company will permit the Investor the opportunity to comment on any such required disclosure to the extent practicable, which the Company will consider in good faith (it being agreed that by providing Parent an opportunity to comment on such required disclosure, the Company will be deemed to have provided the Investor the opportunity to comment on such required disclosure). Following the filing of this letter with the SEC, the parties and the Company shall have no obligations pursuant to the first two sentences of this Section 8.

9. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail (“e-mail”) transmission) and shall be given:

(a) If to the Investor:

c/o El Puerto de Liverpool, S.A.B. de C.V.

Mario Pani No. 200,

Col. Santa Fe Cuajimalpa

Cuajimalpa, CDMX CP 05348

Attention:	Gonzalo Gallegos
Jacobo Apichoto
Email:	ggallegosm@liverpool.com.mx
japichoto@liverpool.com.mx

with copies (which shall not constitute actual or constructive notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:	Benjamin P. Schaye
Juan F. Méndez
E-mail:	ben.schaye@stblaw.com
jmendez@stblaw.com

(b) If to Parent:

c/o Nordstrom, Inc.

1617 Sixth Avenue,

Seattle, Washington 98101
Phone: (206) 628-2111
Attention: Erik Nordstrom

with a copy (which shall not constitute actual or constructive notice) to:

Wilmer Cutler Pickering Hale & Dorr LLP

7 World Trade Center

250 Greenwich Street

New York, NY 10007

Attention:	Keith Trammell
Michael Gilligan
E-mail:	Keith.Trammell@wilmerhale.com
Michael.Gilligan@wilmerhale.com

and

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:	Benjamin P. Schaye
Juan F. Méndez
E-mail:	ben.schaye@stblaw.com
jmendez@stblaw.com

(c) If to the Company:

Nordstrom, Inc.

1617 Sixth Avenue

Seattle, Washington, 98101

Attention:	Ann Munson Steines, Chief Legal Officer, General Counsel and Corporate Secretary
E-mail:	Ann.Steines@nordstrom.com

with a copy (which shall not constitute actual or constructive notice) to:

Sidley Austin LLP
1001 Page Mill Road Building 1
Palo Alto, California 94304
Phone: (650) 565-7000

Email:	dzaba@sidley.com
Attention:	Derek Zaba

and

Sidley Austin LLP
One South Dearborn
Chicago, Illinois 60603
Phone: (312) 853-7000

Email:	ggerstman@sidley.com
swilliams@sidley.com
Attention:	Gary Gerstman
Scott R. Williams

or such other address or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (ii) immediately upon delivery by electronic mail or by hand (with a written or electronic confirmation of delivery). Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any party may provide notice to the other parties and the Company of a change in its address or e-mail address through a notice given in accordance with this Section 9, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 9 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.

10. Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) Except to the extent the Laws of the State of Washington are mandatorily applicable, this letter and all Actions (whether based on Contract, tort or otherwise) arising out of or relating to this letter or the actions of the Investor, Parent or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the state courts of the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware, in the event any dispute arises out of or relates to this letter or the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Action relating to this letter or the transactions contemplated hereby in any court other than the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any Action arising out of or relating to this letter and (e) agrees that each of the other parties hereto (and the Company as a third party beneficiary hereunder) shall have the right to bring any Action for enforcement of a judgment entered by the state courts of the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware. Each of the Investor, Parent and Merger Sub agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and the Investor consents to such enforcement and covenants not to oppose such enforcement in any jurisdiction. The Investor hereby appoints Cogency Global Inc. as its authorized agent (the “Authorized Agent”) upon whom process may be served in any Action arising out of or relating to this letter or the transactions contemplated hereby that may be instituted in the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware by the parties hereto (and the Company as a third party beneficiary hereunder), and service of process on the Authorized Agent shall be deemed effective service of process upon the Investor.

(c) EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHT TO TRIAL BY JURY IN ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS LETTER OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS LETTER OR THE ACTIONS OF THE INVESTOR, PARENT, OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS LETTER BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS section 10(c).

11. Counterparts; Interpretation. This letter and any amendments or waivers hereto may be executed in one or more counterparts, all of which will be considered one and the same letter and will become effective when one or more counterparts have been signed by each party hereto (and the Company, if applicable) and delivered to the other parties hereto (and the Company, if applicable), it being understood that all parties (and the Company, if applicable) need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each party hereto forever waives any such defense, except to the extent such defense relates to lack of authenticity. Section 9.3(c) of the Merger Agreement is incorporated by reference herein, mutatis mutandis.

12. Severability. If any term, provision, covenant or restriction of this letter is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this letter shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this letter so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible. Notwithstanding the foregoing, the parties intend that the remedies and limitations thereon contained in this letter, including Section 6 hereof, be construed as an integral provision of this letter and that such remedies and limitations shall not be severable in any manner that increases liability or obligations hereunder of any party hereto or of the Investor or of any Non-Recourse Party.

13. No Partnership. Parent acknowledges and agrees that this letter is not intended to, and do not, create any agency, partnership, fiduciary or joint venture relationship between or among the Investor and the other Parent Parties and neither this letter, nor any other document or agreement entered into by any party hereto or thereto, as applicable, relating to the subject matter hereof shall be construed to suggest otherwise.

[Remainder of page intentionally left blank]

Very truly yours,

INVESTOR

EL PUERTO DE LIVERPOOL, S.A.B. DE C.V.

By:	/s/ Graciano Francisco Guichard González
Name:	Graciano Francisco Guichard González
Title:	Chairman of the Board

By:	/s/ Enrique Güijosa Hidalgo
Name:	Enrique Güijosa Hidalgo
Title:	Chief Executive Officer

[Signature Page to Equity Commitment Letter]

Accepted and acknowledged:

PARENT

norse holdings, inc.

By:	/s/ Erik B. Nordstrom
Name:	Erik B. Nordstrom
Title:	Co-Chief Executive Officer

[Signature Page to Equity Commitment Letter]